Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement on Form S-4 pertaining to the registration of $165,000,000 of Encore Medical IHC, Inc. 9 3/4% Senior Subordinated Notes due 2012, and related Prospectus of Encore Medical Corporation and to the incorporation by reference therein of our report dated February 27, 2004, except as to Note 13, as to which the date is July 15, 2004, with respect to the consolidated financial statements of Empi, Inc. appearing in the Current Report on Form 8-K dated September 20, 2004 of Encore Medical Corporation.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 23, 2005